Nabors Industries Ltd.
Crown House Second Floor
4 Par-La-Ville Road
Hamilton, Bermuda HMO8

April 26, 2022

Via EDGAR

Ms. Wei Lu

Mr. Ethan Horowitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 18, 2022 and Form 8-K filed February 8, 2022 File No. 001-32657

Dear Ms. Lu and Mr. Horowitz:

We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the comment letter dated April 12, 2022 of the Commission with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 8-K filed February 8, 2022 (the “Letter”).

To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full.

Form 8-K filed February 8, 2022

Exhibit 99.1

Segment Reporting, page 3

1.	We note your response to prior comment 2. As Daily adjusted gross margin appears to be a non-GAAP measure presented on a segment basis, tell us how you considered reconciling it to the measure used by management to evaluate segment performance, Adjusted operating income (loss), as the most directly comparable GAAP-basis measure.

Thank you for your comment. When responding to your previous letter dated March 24, 2022, we considered whether to reconcile Adjusted Gross Margin by segment to Operating revenues or to Adjusted operating income (loss). We elected to reconcile it to Operating revenues by segment, as it seemed to be the most direct way to calculate the number from line items used in our income statement. However, because Adjusted operating income (loss) by segment is the measure used by management to evaluate segment performance, we will reconcile Adjusted Gross Margin by segment to Adjusted operating income (loss) by segment. Please see Exhibit 1 for an example of this reconciliation table.

Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations Before Income Taxes, page 5

2.	We note the proposed revisions provided in your response to prior comment 3. It appears that Adjusted EBITDA presented on a consolidated basis should be reconciled to GAAP basis net income (loss) as presented in your Statement of Comprehensive Income (Loss) and Adjusted gross margin presented on a consolidated basis should be reconciled to a fully burdened, GAAP-basis measure of gross margin. Please revise your disclosure to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Also, see question 103.02 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. This comment also applies to your response to prior comment 5.

Thank you for your comment. We will make the requested revisions in future filings. Please see Exhibit 2 for examples of these reconciliation tables.

Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

3.	We note your proposed revision in response to prior comment 4. Please tell us if your reference to cash flow available for paying down debt is consistent with your mandatory debt service requirements and whether you consider the payment of dividends to shareholders to be a non-discretionary expenditure.

Thank you for your comment. Our reference to “cash flow available for paying down debt” is cash flow that is available to pay down the principal amount of our debt after we have made all mandatory debt service payments, so we believe it is consistent. We do not consider the payment of dividends to shareholders to be a non-discretionary expenditure.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in each of our filings.

*     *     *

In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or you may contact Jim Ball at 212-530-5515 of Milbank LLP.

Sincerely yours,
/s/ William Restrepo
William Restrepo
Chief Financial Officer
Nabors Corporate Services, Inc.

cc:	Nabors Industries Ltd.:
Anthony G. Petrello
R. Clark Wood

Milbank LLP:
James H. Ball, Jr.

Exhibit 1

NABORS INDUSTRIES LTD. AND SUBSIDIARIES
RECONCILIATION OF SEGMENTS' ADJUSTED GROSS MARGIN TO SEGMENTS' ADJUSTED OPERATING INCOME
(Unaudited)

	Three Months Ended			Year Ended
	December 31,		September 30,	December 31,
(In thousands)	2021	2020	2021	2021	2020
Lower 48 - U.S. Drilling
Adjusted operating income	$(25,474)	$(31,787)	$(30,783)	$(119,000)	$(133,672)
Plus: General and administrative expenses	4,610	4,169	4,606	17,892	17,186
Plus: Research and engineering	1,064	579	1,296	3,736	2,515
GAAP Gross Margin	(19,800)	(27,039)	(24,881)	(97,372)	(113,971)
Plus: Depreciation and amortization	68,994	74,123	68,603	273,636	337,758
Adjusted gross margin	$49,194	$47,084	$43,722	$176,264	$223,787

Other - U.S. Drilling
Adjusted operating income	$12,887	$5,572	$11,083	$42,508	$37,496
Plus: General and administrative expenses	515	714	531	2,119	2,533
Plus: Research and engineering	105	73	120	409	318
GAAP Gross Margin	13,507	6,359	11,734	45,036	40,347
Plus: Depreciation and amortization	12,842	14,254	13,229	52,807	60,568
Adjusted gross margin	$26,349	$20,613	$24,963	$97,843	$100,915

U.S. Drilling
Adjusted operating income	$(12,587)	$(26,215)	$(19,700)	$(76,492)	$(96,176)
Plus: General and administrative expenses	5,125	4,883	5,137	20,011	19,719
Plus: Research and engineering	1,169	652	1,416	4,145	2,833
GAAP Gross Margin	(6,293)	(20,680)	(13,147)	(52,336)	(73,624)
Plus: Depreciation and amortization	81,836	88,377	81,832	326,443	398,326
Adjusted gross margin	$75,543	$67,697	$68,685	$274,107	$324,702

Canada Drilling
Adjusted operating income	$223	$(2,501)	$1,371	$2,893	$(11,766)
Plus: General and administrative expenses	174	601	493	1,711	2,729
Plus: Research and engineering	-	35	25	115	112
GAAP Gross Margin	397	(1,865)	1,889	4,719	(8,925)
Plus: Depreciation and amortization	-	6,002	236	11,604	24,784
Adjusted gross margin	$397	$4,137	$2,125	$16,323	$15,859

International Drilling
Adjusted operating income	$(5,749)	$(35,462)	$(7,297)	$(40,117)	$(56,205)
Plus: General and administrative expenses	12,057	11,891	10,909	44,995	46,093
Plus: Research and engineering	1,359	1,300	1,520	5,560	5,444
GAAP Gross Margin	7,667	(22,271)	5,132	10,438	(4,668)
Plus: Depreciation and amortization	78,917	99,952	83,508	323,429	377,599
Adjusted gross margin	$86,584	$77,681	$88,640	$333,867	$372,931

Exhibit 2

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME (LOSS)

(Unaudited)

	Three Months Ended			Year Ended
	December 31,		September 30,	December 31,
(In thousands)	2021	2020	2021	2021	2020
Net income (loss)	$(109,263)	$(103,879)	$(115,722)	$(543,690)	$(762,846)
(Income) loss from discontinued operations, net of tax	(13)	(55)	20	(20)	(7)
Income (loss) from continuing operations, net of tax	(109,276)	(103,934)	(115,702)	(543,710)	(762,853)
Income tax expense (benefit)	18,393	38,842	2,784	55,621	57,286
Income (loss) from continuing operations before income taxes	(90,883)	(65,092)	(112,918)	(488,089)	(705,567)
Investment (income) loss	(156)	(3,342)	(200)	(1,557)	(1,438)
Interest expense	44,570	47,943	42,217	171,476	206,274
Impairments and other charges	1,312	71,328	3,068	66,731	410,631
Other, net	8,858	(151,377)	19,690	39,998	(199,707)
Adjusted operating income (loss)	(36,299)	(100,540)	(48,143)	(211,441)	(289,807)
Depreciation and amortization	167,955	208,654	173,375	693,381	853,699
Adjusted EBITDA	$131,656	$108,114	$125,232	$481,940	$563,892

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED GROSS MARGIN TO GAAP GROSS MARGIN

(Unaudited)

	Three Months Ended			Year Ended
	December 31,		September 30,	December 31,
(In thousands)	2021	2020	2021	2021	2020
Operating revenues	$543,539	$443,396	$524,165	$2,017,548	$2,134,043
Less: Direct operating costs	(347,238)	(274,278)	(336,538)	(1,286,896)	(1,333,073)
Less: Depreciation and amortization	(167,955)	(208,654)	(173,375)	(693,381)	(853,699)
GAAP Gross Margin	28,346	(39,536)	14,252	37,270	(52,728)
Plus: Depreciation and amortization	167,955	208,654	173,375	693,381	853,699
Adjusted gross margin	$196,301	$169,118	$187,627	$730,652	$800,971